Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SENA 401(k) Plan for Kimberly Union Members
c/o Stora Enso North America Corp.
510 High Street
P.O. Box 8050
Wisconsin Rapids, WI 54495-8050
USA

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Stora Enso Oyj
(Stora Enso Corporation)
Kanavaranta 1
P.O. Box 309
00101 Helsinki,
Finland

Exhibit 23 Consent of Independent Accountants – Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SENA 401(k) Plan for Kimberly Union Members

Dated: June 24, 2004

By /s/ Dawn E. Neuman
Dawn E. Neuman
Member, SENA 401(k) Board

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333109214) of Stora Enso Oyj (Stora Enso Corporation) of our report dated June 21, 2004 relating to the financial statements of SENA 401 (k) Plan for Kimberly Union Members, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 23, 2004

PRICEWATERHOUSECOOPERS

SENA 401(k) Plan for Kimberly Union Members

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

SENA 401(k) Plan for Kimberly Union Members
Index to Financial Statements
December 31, 2003 and 2002

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 2

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2003 and 2002 3

Notes to Financial Statements 4–9

Supplemental Schedule

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2003 10

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
SENA 401(k) Plan for Kimberly Union Members

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SENA 401(k) Plan for Kimberly Union Members (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 21, 2004

	2003	2002
Assets		
Plan interest in the SENA Master Trust	$ 46,517,292	$ 37,176,405
Loans to participants	875,976	803,161
Total investments	47,393,268	37,979,566
Receivables		
Company contributions	112,213	-
Participant contributions	67,633	76,903
Total receivables	179,846	76,903
Net assets available for benefits	$ 47,573,114	$ 38,056,469

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Kimberly Union Members
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003 and 2002

	2003	2002
Additions		
Additions to net assets attributed to		
Investment income (loss)		
Interest in net investment income (loss) of the SENA Master Trust	$ 7,596,598	$ (7,377,853)
Interest from participant loans	53,622	72,926
	7,650,220	(7,304,927)
Contributions		
Company's	664,523	452,726
Participants'	1,888,673	1,918,930
	2,553,196	2,371,656
Total additions (reductions)	10,203,416	(4,933,271)
Deductions		
Deductions from net assets attributed to		
Benefits paid to participants	720,176	2,630,274
Administrative expenses	5,205	3,790
Total deductions	725,381	2,634,064
Net increase (decrease) before plan transfer	9,478,035	(7,567,335)
Transfers from (to) other plans (Note 1)	38,610	(996,018)
Net increase (decrease)	9,516,645	(8,563,353)
Net assets available for benefits		
Beginning of year	38,056,469	46,619,822
End of year	$ 47,573,114	$38,056,469

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the SENA 401(k) Plan for Kimberly Union Members (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.

General

The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company, as defined. Eligible employees, as defined, whose terms of employment are governed by the terms of a collective bargaining agreement which provides for participation in this Plan, may participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

During 2003, net assets totaling $38,610 were transferred between the Plan, the SENA 401(k) Plan and the SENA 401(k) Plan for Union Members, representing the account balances of participants whose change in employment status made them ineligible for coverage under the latter two plans. Transfers to the SENA 401(k) Plan are also related to the consolidation of frozen account balances for non-union participants of the Plan whose active account balances are held under the SENA 401(k) Plan.

Contributions

Participants may contribute an amount up to 25% of eligible compensation effective January 1, 2003, as defined by the plan agreement, not to exceed IRC limitations. Effective January 1, 2002, participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company provided a matching contribution equal to the lesser of 25% of each participant's contribution or $166.75 during 2003. The Company also provided a fixed contribution of $800 during 2003, for all eligible full time plan participants pursuant to the collective bargaining agreement between the Company and Paper Allied Industrial Chemical and Energy Workers International Union Local 9 (prior to August 21, 2002, the Paper Mill Workers Union of Kimberly, Wisconsin). Part-time participants or participants that did not work the full year received a pro rata share of the fixed contribution. Additional Company contributions may be made at the discretion of the Company's Board of Directors.

Participant contributions are generally made through payroll deductions and are remitted to the Plan on a bi-weekly basis. Company fixed contributions are remitted to the Plan at the Company's discretion throughout the year and Company matching contributions are remitted to the Plan within 30 days of the end of the calendar year.

Investment Options

The Plan provides for various investment options within the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant's discretion.

Participant Accounts and Allocations

Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). For all investment options other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2003 and 2002, the Plan held 7,854 units and 6,875 units, respectively, of the SEO Unitized Stock Fund at unit values of $32.84 and $24.53, respectively.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately fully vested in their contributions, Company matching and fixed contributions, and the earnings thereon.

Benefits

Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

(a) Lump sum; or
(b) Series of substantially equal quarterly installments if over the age of 55, with at least 10 years of service; or
(c) Up to two "ad-hoc" partial distributions each plan year, in any amount, for participants over the age of 55 with at least 10 years of service who are retired, or participants who have incurred a disability; or
(d) Transfer to an eligible retirement plan; or
(e) Defer withdrawal to any time up to April 1 following the year in which age 70½ is attained.

A participant may make the following withdrawals prior to termination:

(a) Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined (however, these withdrawals will generally be subject to a 10% penalty); and
(b) After age 59-1/2, withdrawal of up to the entire account balance once per quarter; and

(c) A participant who has made after-tax voluntary contributions prior to 1987 may elect to withdraw such contributions once in any plan year while employed.

If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

Loans to Participants
Participants meeting eligibility requirements may borrow up to the lesser of (a) $50,000, or (b) 50% of their vested account balance, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, and bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan, along with the SENA 401(k) Plan and the SENA 401(k) Plan for Union Members, participates under a master trust arrangement with Fidelity Management Trust Company (the "Trustee") in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

All plan investments in the SENA Master Trust, except the investment in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair value of the SEO Unitized Stock Fund is computed daily based on share price, dividend information and the value of the short-term investments.

Loans to participants are valued at unpaid principal balances.

Purchases and sales of investments are recorded on a trade date basis. Interest is recognized when earned. Dividends are recorded on the ex-dividend date. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income (loss) of the SENA Master Trust.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses
Administrative expenses incurred in the administration of the Plan are paid by the Company, except fees related to loan administration, which are paid by the Plan.

Benefit Payments
Benefit payments to participants are recorded when paid.

3. SENA Master Trust

The Plan's allocated share of the SENA Master Trust's net assets and investment activities is based upon the total of each participant's share of the SENA Master Trust. The percentage of the Plan's investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 13% and 14% as of December 31, 2003 and 2002, respectively.

The fair value of investments of the SENA Master Trust is as follows:

	2003	2002
Investments, at fair value		
Cash and cash equivalents	$ 368,178	$ 646,561
Common stocks	29,107,942	24,853,555
Mutual funds	318,648,970	246,446,729
Total investments	$ 348,125,090	$ 271,946,845

Investment income (loss) of the SENA Master Trust for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
Common stock	$ 8,094,367	$ (2,948,159)
Mutual funds	51,752,113	(49,308,797)
	59,846,480	(52,256,956)
Interest and dividends	4,166,231	3,615,734
	$ 64,012,711	$ (48,641,222)

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	2003	2002
Fidelity Management Trust Company:		
Fidelity Retirement Government Money Market Fund, 9,287,957 and 9,497,320 shares, respectively	$ 9,287,957	$ 9,497,320
Fidelity Asset Manager Growth Fund, 0 and 160,107 shares, respectively	-	2,209,471
Fidelity Spartan U.S. Equity Index Fund, 181,805 and 178,699 shares, respectively	7,164,923	5,566,486
Fidelity Magellan Fund, 172,766 and 177,178 shares, respectively	16,886,115	13,990,023
Fidelity Diversified International Fund, 102,736 and 95,823 shares, respectively	2,477,986	1,644,328
Fidelity Freedom 2010 Fund, 213,650 and 0 shares, respectively	2,781,728	-

5. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA and prevailing collective bargaining agreements.

7. Related Party Transactions

The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company's parent, Stora Enso Oyj. Prior to 2002, the Plan invested in a common trust fund and mutual funds managed by Wells Fargo Bank, the prior trustee. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8. Amounts Allocated to Withdrawn Participants

Approximately $4,472,996 and $3,985,652 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively, but who have not yet received distributions as of that date.

Identity of Issue, Lessor or Similar Party	Description of Investment	Current Value
* Participant Loans	Maturities ranging from 2004 to 2008; interest rates ranging from 4% to 11.5%	$ 875,976

* Indicates party-in-interest.